Exhibit 99.1

TSX: GPR | NYSE American: GPL

NEWS RELEASE

Great Panther Announces Updated Mineral Reserve and Mineral Resource Estimates for the Tucano Gold Mine

Open pit Mineral Reserves and open pit Measured and Indicated Resources increased by 24% and 65%, respectively; underground to be updated following engineering studies

This news release constitutes a "designated news release" for the purposes of the Company's prospectus supplement dated October 15, 2021, to its short form base shelf prospectus dated September 10, 2021.

Vancouver, BC, April 26, 2022 - Great Panther Mining Limited (TSX: GPR) (NYSE-A: GPL) ("Great Panther" or the "Company"), a growth-oriented precious metals producer focused on the Americas, reports Mineral Resource and Mineral Reserve Estimates (the "2021 MRMR") for the Tucano Gold Mine ("Tucano") in Brazil. The estimates were prepared in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101").

The 2021 MRMR has an effective date of July 31, 2021. The 2021 MRMR reflects results of an additional 58,837 metres of drilling up to the end of July 2021, an increased gold price of $1,650/oz for reserves and $1,900/oz for resources, and an exchange rate of BRL 5: USD 1. The 2021 MRMR is focused on the open pit ore zones and reflects changes to the open pit reserves and resources, while the underground will be updated in a future Mineral Resource and Mineral Reserve estimate on completion of engineering studies currently underway. The Company will file a technical report in respect of Tucano, prepared in accordance with NI 43-101, on SEDAR within 45 days of this news release.

Highlights

•	Total Proven and Probable (“P&P”) Mineral Reserves are now estimated to be 681,873 gold ounces, of which 371,541 gold ounces are open pit reserves, a 24% increase in P&P open pit reserves since the previously reported MRMR estimate for Tucano with an effective date of September 30, 2020 (the “2020 MRMR”).
•	Total Measured and Indicated (“M&I”) Mineral Resources, which are inclusive of Mineral Reserves, now total 1.3 million gold ounces, of which 928,000 gold ounces are open pit M&I Mineral Resources, a 65% increase since the 2020 MRMR.
•	The Company completed a 19,000-metre drilling campaign on the Urucum North underground project. Engineering studies are currently underway. Historical reserves will be updated pending these studies.

Great Panther Chair and Interim CEO, Alan Hair commented: "We have successfully replaced 2021 mining depletion and added another 1.5 years to the open pit mine life at Tucano. The 2021 MRMR provides us with a higher level of confidence for future mine and operational planning and we are confident that, in parallel, we can unlock the larger potential of the region.

"Going forward, a major objective is to progress the Urucum North underground project, with development scheduled for Q4 2022, while aggressively advancing opportunities for additional resource growth and mine life extension on multiple fronts. In the second half of the year, we will be actively drilling to increase resources within the mine sequence and on near mine (20-kilometre radius) priority targets in the extensive and under-explored regional land package."

Table 1. Tucano Mineral Reserve Estimates as of July 31, 2021

Location/area	Proven			Probable			Total Proven and Probable
	Tonnes (000s)	Gold grade (g/t)	Contained gold (000s oz)	Tonnes (000s)	Gold grade (g/t)	Contained gold (000s oz)	Tonnes (000s)	Gold grade (g/t)	Contained gold (000s oz)
Open pit	2,495	1.40	112	7,4371	1.08	259	9,932	1.16	372
Underground	189	3.78	23	1,976	4.17	265	2,164	4.13	288
Stockpile	1,400	0.50	22	0	0	0	1,400	0.50	22
Total	4,084	1.20	158	9,413	1.73	524	13,496	1.57	682

Notes:

1. Mineral Reserves were classified using CIM Definition Standards (2014).

2. Open pit Mineral Reserves are estimated within designed pits above marginal cut-off grades that vary from 0.40 g/t Au to 0.45 g/t Au for oxide ore and 0.46 g/t Au to 0.50 g/t Au for sulphide ore.

3. Underground Mineral Reserves were estimated using a cut-off grade of 2.4 g/t Au.

4. Mineral Reserves are estimated using an average long-term gold price of US$1,650/oz and a BRL:USD exchange rate of R$5.00:US$1.00.

5. Mineral Reserves incorporate estimates of dilution and mineral losses.

6. A minimum mining width of 15 m was used for open pit Mineral Reserves and 3 m was used for underground Mineral Reserves.

7. Average metallurgical process recovery: 91.5%.

8. Numbers may not add due to rounding.

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Table 2. Tucano Mineral Resource Estimates as of July 31, 2021

Location/area	Measured			Indicated			Total Measured and Indicated			Inferred
	Tonnes (000s)	Gold grade (g/t)	Contained gold (000soz)	Tonnes (000s)	Gold grade (g/t)	Contained gold (000s oz)	Tonnes (000s)	Gold grade (g/t)	Contained gold (000s oz)	Tonnes (000s)	Gold grade (g/t)	Contained gold (000s oz)
Open pit	5,651	1.20	217	18,863	1.17	711	24,514	1.18	928	1,476	1.10	52
Underground	0	0.00	0	2,493	4.41	353	2,493	4.41	353	5,306	2.73	466
Stockpile	1,400	0.50	22	0	0.00	0	1,400	0.50	22	0	0.00	0
Total	7,051	1.06	240	21,355	1.55	1,064	28,407	1.43	1,303	6,782	2.37	518

Notes:

1. Mineral Resources were classified using CIM Definition Standards (2014).

2. Mineral Resources are inclusive of Mineral Reserves.

3. Since the prior MRMR estimates, drilling results are available for the TAP AB, TAP C, and Urucum open pit resources.

4. Mineral Resources are estimated at various cut-off grades depending on mining method, mineralization style and haulage distances.

5. Mineralization wireframes were generated at 0.3 g/t Au for open pit resources except for URCN where a 0.5 g/t Au wireframe was used. Underground resources were calculated within a 1.6 g/t Au wireframe. The minimum wireframe width is three metres.

6. Mineral Resources are estimated using a long-term gold price of US$1900/oz and a US$:BR$ exchange rate of 1:5.

7. The Company's Mineral Resource estimates were prepared by Mr. Carlos Henrique Pires, F. AusIMM, a full-time Tucano employee and a Qualified Persons as defined by NI 43-101.

8. Numbers may not add due to rounding.

9. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability. Mineral resources are subject to infill drilling, permitting, mine planning, mining dilution and recovery losses, among other things, to be converted into mineral reserves. Due to the uncertainty associated with inferred mineral resources, it cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to indicated or measured mineral resources, including, as a result of continued exploration.

The selected pit design for the Mineral Reserve Estimate in the Urucum Central South pit includes a 8.5 million tonne pushback in the west wall. This additional waste pushback was redefined after recent drilling and field investigations performed in the first quarter of 2022 under SRK Consulting’s guidance.

A technical report will be filed on SEDAR at www.sedar.com, on EDGAR at www.sec.gov/EDGAR, and on the Company's website at www.greatpanther.com.

QUALIFIED PERSONS

Great Panther's own technical Qualified Persons oversaw the process and carried out new estimates on the Urucum, TAP C and TAP AB open pit deposits.

On behalf of Great Panther, Fernando A. Cornejo, Professional Engineer, supervised the preparation of and approved for inclusion in this news release the Tucano Mineral Reserve estimates and Nicholas Winer, Fellow AusIMM, and Carlos Pires, Chartered Professional, Fellow AusIMM (CP), supervised the preparation of and approved for inclusion in this news release the Tucano Mineral Resource estimates Messrs. Cornejo, Winer and Pires are non-independent Qualified Persons as defined by NI 43-101.

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The Qualified Persons for Mineral Resource estimation have reviewed the Tucano QA/QC program. The QA/QC program for drill core includes the regular insertion of blanks, standards and duplicates into sample batches, diligent monitoring of assay results, and necessary remedial actions. Resource drilling samples are first assayed at the Tucano onsite laboratory. All intervals with anomalous gold are submitted and re-analyzed by the Certified, SGS Geosol laboratory in Belo Horizonte by 50 g fire-assay. All SGS Geosol assays, after diligent monitoring of QA/QC and necessary remedial actions, supersede the Tucano assay results in the database for MRMR grade estimation. QA/QC monitoring of the SGS laboratory also includes inter-laboratory checks on five percent of samples with the Certified, ALS laboratory in Belo Horizonte. In addition to the data verification methodology described above, personal inspections of the Tucano property have also been completed.

Unless stated otherwise, all scientific and technical information contained in this news release has been reviewed and approved by Fernando A. Cornejo, P. Eng., Chief Operating Officer, and Nicholas Winer, Vice-President, Exploration of Great Panther, each a Qualified Person as defined by NI 43-101.

ABOUT GREAT PANTHER

Great Panther is a growth-oriented precious metals producer focused on the Americas. The Company owns a portfolio of assets in Brazil, Mexico and Peru that includes three gold and silver mines, an advanced development project and a large land package with district-scale potential. Great Panther is focused on creating long-term stakeholder value through safe and sustainable production, reinvesting into exploration and pursuing acquisition opportunities to complement its existing portfolio. Great Panther trades on the Toronto Stock Exchange trading under the symbol GPR, and on the NYSE American under the symbol GPL.

For more information, please contact:

Fiona Grant Leydier

Vice President, Investor Relations

T : +1 604 638 8956

TF : 1 888 355 1766

E : fgrant@greatpanther.com

W : www.greatpanther.com

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

This news release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of Canadian securities laws (together, "forward-looking statements"). Such forward-looking statements may include, but are not limited to, statements regarding (i) the increase in the open pit mine life at Tucano, (ii) when and whether the company will reach a decision to develop the underground mine at the Urucum North deposit, (iii) the potential to increase resources within the mine sequence and near mine through exploration drilling, (iv) success of future mine and operational planning and the Company’s ability to unlock the larger potential of the region at Tucano, and (v) the Company's ability to grow as a result of exploration or from accretive acquisition opportunities in South America.

These forward-looking statements and information reflect the Company's current views with respect to future events and are necessarily based upon a number of assumptions that, while considered reasonable by the Company, are inherently subject to significant operational, business, economic and regulatory uncertainties and contingencies. These assumptions include: continued operations and exploration work, including plans to complete infill drilling at Tucano in 2022 without significant interruption due to COVID-19 or any other reason; the accuracy of the Company's geological modeling at Tucano and the assumptions upon which they are based, ore grades and recoveries; prices for gold, silver, and base metals remaining as estimated; currency exchange rates remaining as estimated; prices and inflation rates for energy inputs, labour, materials, supplies and services (including transportation); all necessary permits, licenses and regulatory approvals for the Company's operations and exploration work are received in a timely manner on favourable terms, including permitting for tailings dam construction in Tucano, Tucano will be able to continue to use cyanide in its operations; the Company will not be required to further impair Tucano as the current open pit mineral reserves are depleted through mining; the ability to procure equipment and operating supplies without interruption including the Company's ability to work with its current mining contractor, U&M, in Tucano to resolve equipment availability issues, and that there are no material unanticipated variations in the cost of energy or supplies; operations not being disrupted by issues such as pit-wall failures or instability, mechanical failures, labour disturbances and workforce shortages, illegal occupations or mining, seismic events, and adverse weather conditions; the Company's ability to comply with environmental, health and safety laws; and the Company's ability to maintain its stock exchange listings. The foregoing list of assumptions is not exhaustive.

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These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements expressed or implied by such forward-looking statements to be materially different. Such factors include, among others, risks and uncertainties relating to: the impact of COVID-19 on the Company's ability to operate and conduct exploration work, including drilling plans, as anticipated, and the risk of an unplanned partial or full shutdown of the Company's mines and processing plants, whether voluntary or imposed, which would adversely impact the Company's revenues, financial condition and ability to meet its production and cost guidance and fund its capital programs and repay its indebtedness; the inherent risk that estimates of Mineral Reserves and Resources may not be accurate and accordingly that mine production will not be as estimated or predicted; planned exploration activities, including plans for further exploration drilling and infill drilling may not result in the discovery of new Mineral Resources/definition of Mineral Resources and readers are cautioned that Mineral Resources that are not Mineral Reserves have no defined economic viability; there is no certainty that the Company will be able to define a mineral resource with infill drilling and the Company is undertaking new mineral resource studies at Urucum North and is not treating the AMC historical estimate as a current mineral resource estimate; open pit mining operations at Tucano have a limited established mine life and the Company may not be able to extend the mine life for Tucano open pit operations beyond 2025 as anticipated; gold, silver and base metal prices may decline or may be less than forecasted; fluctuations in currency exchange rates (including the U.S. dollar to Brazilian real exchange rate) may increase costs of operations; operational and physical risks inherent in mining operations (including pit wall collapses, tailings storage facility failures, environmental accidents and hazards, industrial accidents, equipment breakdown, unusual or unexpected geological or structural formations, cave-ins, flooding and severe weather) may result in unforeseen costs, shut downs, delays in production and drilling and exposure to liability; potential political and social risks involving Great Panther's operations in a foreign jurisdiction; the potential for unexpected costs and expenses or overruns; shortages in the ability to procure equipment and operating supplies without interruption including the inability of the Company to resolve equipment availability issues with its mining current contractor, U&M; employee and contractor relations; relationships with, and claims by, local communities; the Company's ability to obtain all necessary permits, licenses and regulatory approvals in a timely manner on favourable terms; changes in laws, regulations and government practices in the jurisdictions in which the Company operates; legal restrictions related to mining; diminishing quantities or grades of mineral reserves as properties are mined operating or technical difficulties in mineral exploration, changes in project parameters as plans continue to be refined; the Company's inability to meet its production forecasts or to generate the anticipated cash flows from operations could result in the Company's inability to meet its scheduled debt payments when due or to meet financial covenants to which the Company is subject or to fund its exploration programs as planned; the Company's ability to raise additional financing to fund its operations, capital requirements or maturing debt obligations as required, the ability to maintain and renew agreements with local communities to support continued operations; ability to identify or complete acquisition opportunities or to complete acquisitions that are accretive to the Company; the potential for incremental closure bond requirements with respect to the Company's Coricancha mine and whether such requirements would have a material and adverse effect on the company's liquidity and could require additional financing to be raised; the risk that the Company does not maintain its listing on the exchanges where it trades and that any delisting may have a material impact on the liquidity of its stock and its ability to raise capital; the Company’s ability to mobilize its new contractor in accordance with its current plans; and other risks and uncertainties, including those described in respect of Great Panther, in its most recent annual information form and material change reports filed with the Canadian Securities Administrators available at www.sedar.com and reports on Form 40-F and Form 6-K filed with the Securities and Exchange Commission and available at www.sec.gov.

There is no assurance that these forward-looking statements will prove accurate or that actual results will not vary materially from these forward-looking statements. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated, described, or intended. Accordingly, readers are cautioned not to place undue reliance on forward looking statements. Forward-looking statements and information are designed to help readers understand management's current views of our near- and longer-term prospects and may not be appropriate for other purposes. The Company does not intend, nor does it assume any obligation to update or revise forward-looking statements or information, whether as a result of new information, changes in assumptions, future events or otherwise, except to the extent required by applicable law.

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INFORMATION CONCERNING ESTIMATES OF MINERAL RESOURCES

The disclosure in this press release and referred to herein was prepared in accordance with NI 43-101 which differs significantly from the requirements of the U.S. Securities and Exchange Commission (the "SEC"). The terms "measured mineral resource", "indicated mineral resource" and "inferred mineral resource" used in this press release are in reference to the mining terms defined in the Canadian Institute of Mining, Metallurgy and Petroleum Standards (the "CIM Definition Standards"), which definitions have been adopted by NI 43-101. Accordingly, information contained in this press release providing descriptions of our mineral deposits in accordance with NI 43-101 may not be comparable to similar information made public by other U.S. companies subject to the United States federal securities laws and the rules and regulations thereunder.

Investors are cautioned not to assume that any part or all of mineral resources will ever be converted into reserves. Pursuant to CIM Definition Standards, "inferred mineral resources" are that part of a mineral resource for which quantity and grade or quality are estimated on the basis of limited geological evidence and sampling. Such geological evidence is sufficient to imply but not verify geological and grade or quality continuity. An inferred mineral resource has a lower level of confidence than that applying to an indicated mineral resource and must not be converted to a mineral reserve. However, it is reasonably expected that the majority of inferred mineral resources could be upgraded to indicated mineral resources with continued exploration. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource is economically or legally mineable. Disclosure of "contained ounces" in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute "reserves" by SEC standards as in place tonnage and grade without reference to unit measures.

Canadian standards, including the CIM Definition Standards and NI 43-101, differ significantly from standards in the SEC Industry Guide 7. Effective February 25, 2019, the SEC adopted new mining disclosure rules under subpart 1300 of Regulation S-K of the United States Securities Act of 1933, as amended (the "SEC Modernization Rules"), with compliance required for the first fiscal year beginning on or after January 1, 2021. The SEC Modernization Rules replace the historical property disclosure requirements included in SEC Industry Guide 7. As a result of the adoption of the SEC Modernization Rules, the SEC now recognizes estimates of "measured mineral resources", "indicated mineral resources" and "inferred mineral resources". Information regarding mineral resources contained or referenced in this press release may not be comparable to similar information made public by companies that report according to U.S. standards. While the SEC Modernization Rules are purported to be "substantially similar" to the CIM Definition Standards, readers are cautioned that there are differences between the SEC Modernization Rules and the CIM Definitions Standards. Accordingly, there is no assurance any mineral resources that the Company may report as "measured mineral resources", "indicated mineral resources" and "inferred mineral resources" under NI 43-101 would be the same had the Company prepared the resource estimates under the standards adopted under the SEC Modernization Rules.

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